December 28, 2023

By Electronic Submission

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549

Attention: Cindy Polynice and Laura Crotty

Re:	Astria Therapeutics, Inc. Registration Statement on Form S-3 Filed December 15, 2023 File No. 333-276057

Ladies and Gentlemen:

On behalf of Astria Therapeutics, Inc. (the “Company”), filed herewith is Amendment No. 1 (“Amendment No. 1”) to the Registration Statement referenced above.

Amendment No. 1 is being submitted in response to a comment contained in a letter, dated December 27, 2023 (the “Letter”), from Cindy Polynice and Laura Crotty of the Staff (the “Staff”) of the Securities and Exchange Commission to Jill Milne, the Company’s President and Chief Executive Officer. For convenient reference, we have set forth below in italics the Staff’s comment set forth in the Letter and have keyed the Company’s response to the numbering of the comment and the heading used in the Letter.

Registration Statement on Form S-3 filed December 15, 2023

General

1.	In relation to the warrant share prospectus, we note that the Pre-Funded Warrants and Common Stock Warrants were issued and sold in an underwritten offering in October of 2023. We also note that both the Pre-Funded Warrants and Common Stock Warrants were exercisable from the date of issuance. As set out in Securities Act Sections C&DI Question 103.04, where the offer and sale of convertible securities or warrants are being registered under the Securities Act and such securities are convertible or exercisable within one year, the underlying securities should be registered at the same time because an offering of both the overlying security and underlying security is deemed to be taking place. With this in mind, please explain your rationale for including the warrant share prospectus as part of this registration statement.

Securities and Exchange Commission

December 28, 2023

Response:	In response to the Staff’s comment, the Company advises the Staff that the offer and sale of the Pre-Funded Warrants and the Common Stock Warrants (collectively, the “Warrants”) and the shares of common stock issuable upon exercise of the Warrants (the “Warrant Shares”) were originally registered under the Company’s prior Registration Statement on Form S-3 (File No. 333-271848) (the “Prior S-3”). The offer and sale of the Warrants was completed in connection with the Company’s underwritten offering thereof in October 2023 and the offer and sale of the Warrant Shares has continued pursuant to the outstanding Warrants on an ongoing basis since then. The Company desires to register under the new Registration Statement on Form S-3 (File No. 333-276057) the offer and sale of the Warrant Shares that remain unsold as of the date hereof (which amounts to all of the Warrant Shares, as none of the Warrants have been exercised to date) in accordance with Rule 415(a)(6), and in connection therewith to terminate the registration of the offer and sale of the Warrant Shares under the Prior S-3. The Company further advises the Staff that the Company has added disclosure to the cover page of the warrant share prospectus included in Amendment No. 1 regarding the prior registration of the offer and sale of the Warrants and the Warrant Shares under the Prior S-3.

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (617) 526-6633 or facsimile at (617) 526-5000. Thank you for your assistance.

Very truly yours,

/s/ Rosemary G. Reilly
Rosemary G. Reilly

cc:	Jill C. Milne, Chief Executive Officer, Astria Therapeutics, Inc.